              TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD SIGNS LETTER OF INTENT

WITH AGNICO-EAGLE ON ESTER DOME

Vancouver, BC, Canada – October 14, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has signed a Letter of Intent with Agnico-Eagle USA Limited (“Agnico”) (TSX: AEM), whereby Agnico may earn a joint venture interest in the Ester Dome project, located in the Fairbanks mining district of Alaska.

Under the terms of the Letter of Intent, which is to be replaced by a definitive option agreement, Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five year period. Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing a feasibility study or by spending an additional $10,000,000 at a rate of no less than $1,000,000 per year.

Project Details

The Ester Dome project consists of 181 Alaska state mining claims covering approximately 13.8 sq. mi (35.7 sq. km) and is located 5 mi (8 km) from Fairbanks, Alaska. The Fairbanks District has produced over 9.5 million ounces of alluvial gold. Over 3 million ounces of alluvial gold were mined on the flanks of Ester Dome and the property covers the majority of the upland source area for these 3 million ounces.

The geology of Ester Dome comprises a suite of metamorphic rocks, primarily schist separated by thrust faults and cut by igneous sills and small stocks. The mineralization on the Ester Dome project is prospective for both high-grade vein and shear-hosted gold deposits and larger tonnage bulk minable gold deposits. Fairbanks area gold deposits, such as Fort Knox (+6 million ounces) that is hosted in an intrusive stock and characterized by sheeted quartz veins and shears, as well as True North (1.3 million ounces) that is hosted in complex imbricate shears with quartz veins in metasediments, provide target analogues for exploration at Ester Dome.

The most recent exploration on Ester Dome was conducted by Placer Dome Exploration (“PDX”) in 1998. The best drill hole reported by PDX intercepted 19.7 ft of 2.7 oz Au/t (6 m of 91.2 g Au/t) from 360 to 381 ft (110 to 116 m).

More details on the project can be obtained at http://www.mirandagold.com/s/NewsReleases.asp?ReportID=369974&_Type=News-Releases&_Title=Miranda-Gold-Acquires-District-Scale-Gold-Play-in-Alaska.

2010 Exploration

Miranda’s work on Ester Dome in 2010 has consisted primarily of limited reconnaissance prospecting that identified quartz veins in schist and intrusive rock, data compilation, and the completion of a soil grid consisting of 367 samples. The purpose of the soil grid was to confirm, delineate and tighten the spacing of an irregularly sampled and undrilled soil anomaly previously identified by Placer Dome. The soil anomaly has dimensions of approximately 6,000 ft (1,830 m) by approximately 1,200 ft (366 m). This soil anomaly is proximal to a cluster of small mapped and inferred intrusive bodies that occur in an area measuring approximately 1.5 sq. mi (4 sq. km). Small gold placer workings occur immediately downstream from the area containing the intrusive bodies and soil anomaly.

Results from soil sampling are in the process of being compiled and evaluated. Miranda has also submitted a permit to build a road through the central part of the soil anomaly with the intent of providing outcrop exposure for mapping, sampling and access to drill targets.

Agnico will continue to compile the large historic database for the project in anticipation of the 2011 exploration season.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Montezuma Mines Inc., NuLegacy Corporation, Piedmont Mining Company Inc., Red Eagle Mining Corporation, Ramelius Resources Ltd., and now Agnico-Eagle USA Limited.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.